

July 20, 2012

Via E-mail
Ramon Pagan
President
Medical Makeover Corporation of America
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411

> **Re:** **Medical Makeover Corporation of America**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-30621**

Dear Mr. Pagan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Report of Independent Auditors, page F-1

1.   We note that the opinion of your independent auditor, Malcolm L. Pollard is dated as of March 29, 2011, except for the matter discussed in Note 4, which is dated April 13, 2012. We further note, however, that Malcolm L. Pollard's withdrew their registration with the PCAOB effective November 30, 2011. In accordance with PCAOB Rule 2107(b)(1), a firm that was once registered and then later withdrew their registration from the PCAOB may reissue or give consent to the use of a prior report that it issued while registered. However, the firm cannot update or dual-date a previously issued report after the firm is no longer registered, as that involves additional audit work. As such, your new independent accountants will need to audit the restatement footnote or re-audit the December 31, 2010 financial statements. Please amend your Form 10-K accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (202) 551-3499 if you have questions regarding this comment or if you require further assistance.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-Mail
        Eric P. Littman, P.A